SOLVAY

SOLVAY

SECRETARIAT GENERAL - COMMUNICATION COMPETENCE CENTRE

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

08001257

Brussels, March 11, 2008

SUPPL

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer
Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

2008 MAR 14 A 11: 21

Embargo: March 6, 2008 at 8:30 AM (Brussels Time)

SOLVAY FINALIZED SALE OF POLYPROPELENE COMPOUNDING ACTIVITY TO LYONDELLBASELL

Solvay announces today that it has finalized the sale of 100% of its subsidiary Solvay Engineered Polymers (SEP), a major supplier of polypropylene compounds, to LyondellBasell Industries. The transaction – originally announced in November 2007 – was completed following the relevant regulatory approval.

SEP, which is essentially active in the North American Free Trade Agreement (NAFTA) region, has operations in Mansfield and Grand Prairie, Texas, as well as in Auburn Hills, Michigan. The company is also represented in Europe and China through sales offices. The annual sales of SEP account for less than 2% of the turnover of the Solvay group.

Solvay is committed to the development and manufacturing of specialty polymers, in a drive to offer the world's broadest range of high performance and ultra-high performance materials. However, the strategic fit of SEP's polypropylene compounding activities had become limited within Solvay's Plastics Sector because, among other reasons, the Group completed the divestiture of its polypropylene resin production in 2001.

LyondellBasell is one of the world's largest polymers, petrochemicals and fuels companies. Headquartered in The Netherlands, LyondellBasell has combined annual pro forma revenues of nearly $43 billion and nearly 15,000 employees worldwide. LyondellBasell (www.lyondellbasell.com) is privately owned by Access Industries.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLB.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Embargo: March 3, 2008 at 8:30 AM (Brussels Time)

FOURNIER LABORATORIES IRELAND LTD AND LABORATOIRES FOURNIER SA FILED PATENT INFRINGEMENT ACTIONS AGAINST TEVA IN THE USA

Fournier Laboratories asserts intellectual property of TriCor® (fenofibrate) 145mg NFE

Fournier Laboratories Ireland Ltd (LFI) and Laboratoires Fournier S.A. (LFSA), wholly-owned subsidiaries of Solvay Pharmaceuticals, announced today that they have filed patent infringement court actions in the United States against Teva Pharmaceuticals.

In January 2008 Fournier was informed by Teva Pharmaceuticals that the latter had filed an Abbreviated New Drug Application (ANDA) with the U.S. Food and Drug Administration (FDA) seeking approval of a generic version of TriCor® (fenofibrate) 145mg NFE tablets in the U.S. As part of its application process, Teva submitted a Paragraph IV certification as required by law.

Solvay Pharmaceuticals is fully committed to its fenofibrate franchise and will vigorously protect the intellectual property for this product against any infringement.

Solvay Pharmaceuticals is a research driven group of companies that constitute the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology, and men's and women's health. Its 2007 sales were EUR 2.6 billion and it employs more than 9,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact:

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail: martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

WERNER VAN DEN EYNDE, MD
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS S.A.
Tel: +32 2 509 62 27
E-mail: werner.vandeneynde@solvay.com
Internet: www.solvaypharmaceuticals.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

82-2691

Embargo: February 29, 2008 at 8:00 AM (Brussels Time)

SOLVAY PHARMACEUTICALS S.A. ACKNOWLEDGES DECISION OF WYETH PHARMACEUTICALS TO TERMINATE THE COLLABORATION AGREEMENT ON BIFEPRUNOX

Solvay Pharmaceuticals will evaluate all options for the future of the compound

Solvay Pharmaceuticals acknowledges Wyeth Pharmaceuticals' announcement earlier today to terminate the collaboration agreement on bifeprunox and two early stage compounds (SLV313 and SLV314). The agreement signed in 2004 allowed for the co-development and co-commercialization of the three compounds.

"Solvay of course respects Wyeth's decision. This successful collaboration brought the compounds to their current stage of development" said Dr Claus Steinborn, Executive Vice President Global R&D of Solvay Pharmaceuticals. "We will add the compounds again to Solvay's portfolio and analyze all options."

Solvay Pharmaceuticals is a research driven group of companies that constitute the global pharmaceutical business of the Solvay Group. The company seeks to fulfil carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology, and men's and women's health. Its 2007 sales were EUR 2.6 billion and it employs more than 9,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 28,000 people in 50 countries. In 2007, its consolidated sales amounted to EUR 9.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Office
SOLVAY S.A.
Tel: +32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tel. +32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

NEIL HIRSCH
Manager, U.S. Corporate Communications
SOLVAY PHARMACEUTICALS, INC
Tel: +1 (770) 578.2170
E-mail : neil.hirsch@solvay.com
Internet : www.solvaypharmaceuticals-us.com

WERNER VAN DEN EYNDE, MD
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS S.A.
Tel: +32 2 509 62 27
E-mail: werner.vandeneynde@solvay.com
Internet: www.solvaypharmaceuticals.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Record operating results for Solvay in 2007 of EUR 1.2 billion, up 9% from 2006 (+24% in the 4th quarter)

- **Sales** (EUR 9,572 million) up 2% (up 4% at constant exchange rates); +1% in the 4th quarter 2007.
- **Operating results** (EUR 1,192 million) up 9% (+24% in the 4th quarter 2007); at a record level in each of the three sectors :
  - Increase of 9% in results in **Chemicals** and 8% in **Plastics**;
  - Results in **Pharmaceuticals** comparable (+1%) to 2006, in line with our guidance. +42% in the 4th quarter.
- **Net income of the Group** (EUR 828 million) exceeding (+1%) the record level of 2006. +25% in the 4th quarter.
- **Increase of 4.8% of the net dividend** for 2007 to 2.20 EUR per share (2.9333 EUR gross per share).

Sales reached EUR 9,572 million in 2007, up 2% compared to 2006, despite the unfavorable impact of exchange rates. In the 4th quarter of 2007, they were stable (+1%) and reached EUR 2,366 million. At constant exchange rates, they would have increased by 4% (+4% in the 4th quarter 2007).

REBIT[1] (EUR 1,192 million) was up 9% over the record level of 2006. The Pharmaceuticals sector posted results comparable (+1%) to those from last year; the Chemicals (+9%) and Plastics (+8%) sectors continued to grow. In the 4th quarter 2007, REBIT amounted to EUR 267 million and improved by 24% compared to the 4th quarter 2006, taking into account the improvement in Pharmaceuticals and Chemicals results, up respectively 42% and 14%.
The **operating margin** (REBIT on sales) amounted to 12.5%, compared to 11.7% in 2006.

The **net income of the Group** (EUR 828 million) surpassed (+1%) the record level of 2006; it was up 25% in the 4th quarter 2007, reflecting the improvement in operating results (+24% in the 4th quarter). In 2007, it included positive **non-operating items**[2] of EUR 31 million (compared to a negative balance of EUR 40 million in 2006). However, **tax charges** were significantly higher (+EUR 158 million) in 2007 taking into account the improvement in results and the one-time effect of tax-rate changes in Germany and Italy (a negative "non cash" effect of EUR 82 million in 2007).

Cash flow[3] in 2007 increased by 6% and reached EUR 1,421 million; **REBITDA**[4] amounted to EUR 1,662 million. The **net debt to equity ratio** was 29% at the end of December 2007, comparable to the situation at the end of December 2006 (28%).

On February 14, 2008 the Board of Directors approved proposing to the Ordinary Shareholders' Meeting on May 13, 2008 the payment of a **net dividend** of 2.20 EUR per share (2.9333 EUR gross per share), up 4.8% compared to 2006.

Sales for the **Pharmaceuticals Sector** in 2007 amounted to EUR 2,591 million, comparable to 2006 despite the unfavorable impact of the USD – it would have increased by 3% at a constant exchange rates. Sales of major products improved, in particular given the excellent performances of Androgel®, fenofibrates and flu vaccines, as well as growth in emerging countries. This compensated for the significant pressure on prices in Europe due to increased competition from generic drugs and the loss of marketing rights to Pantoloc® in Canada. Operating results (EUR 457 million) and the operating margin (17.6%) were comparable to 2006. In the 4th quarter 2007, operating results (EUR 122 million) increased by 42% compared to the 4th quarter 2006. Results in the latter quarter were affected by the more aggressive management of inventories by distributors and especially sustained R&D efforts. Research and Development expenses (EUR 415 million) amounted to 16% of sales for 2007 (14% for the 4th quarter 2007). The "INSPIRE[5]" efficiency improvement plan (for a EUR 300 million cost reduction by 2010) continued as planned.

The **Chemicals Sector** improved in 2007 due to the persistence of a continued favorable global balance between supply and demand. Sales in 2007 (EUR 3,031 million) were comparable (+1%) to 2006 (stable in the 4th quarter). Results (REBIT of EUR 345 million) recorded a growth of 9% compared to 2006 (+14% in the 4th quarter). The "Minerals" and "Oxygen" clusters as well as the "Electrochemistry" activities (caustic soda) continued to record

1 Operating results, i.e. EBIT before non-recurring items
2 Non-operating results: i.e. non-recurring items and results from discontinued activities.
3 Net income plus total depreciation.
4 REBITDA: REBIT, before recurring depreciation and amortization.
5 See also comments on page 8.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

excellent results. The fluor chemical commodities remained under heavy pressure and the announced restructuring is under way.

The **Plastics Sector** again showed improvement due to the excellent performance of two of its activities ("Specialties" and "Vinyls"). Sales increased by 4% in 2007 (+3% in the 4th quarter 2007) and reached EUR 3950 million. Results (REBIT of EUR 441 million) increased by 8% despite the unfavorable effects of USD and JPY exchange rates, impacting mainly Specialty Polymers. In the 4th quarter, the overall business context remained favorable, especially in Specialties. For Vinyls, the seasonal slowdown in Europe was more marked in the 4th quarter 2007 compared to the same period in 2006.

"The record results of 2007 are the fruit of our strategy of sustainable and profitable growth which we will continue. At the start of the year 2008, the business context on our main markets remains favorable and we remain attentive to the volatile evolution of global macroeconomic conditions."

SOLVAY Group – Summary Financial Information[6]

Million EUR (except for per-share figures in EUR)	2006	2007	2007 / 2006	4th quarter 2006	4th quarter 2007	4th quarter 2007/ 4th quarter 2006
Sales	**9,399**	**9,572**	**+2%**	**2,349**	**2,366**	**+1%**
REBIT	**1,099**	**1,192**	**+9%**	**216**	**267**	**+24%**
REBIT/Sales	*11.7%*	*12.5%*		*9.2%*	*11.3%*	
Non-recurring items	-143	+31	n.s.	-25	+12	n.s.
EBIT[7]	**956**	**1,223**	**+28%**	**191**	**279**	**+46%**
Charges on net indebtedness	-82	-82	0%	-16	-21	+27%
Income from investments	+19	+24	+22%	0	0	n.s.
Earnings before taxes	**893**	**1,165**	**+31%**	**175**	**258**	**+48%**
Income taxes	-179	-337	+88%	-29	-76	n.s.
Discontinued operations	+103	0	n.s.	0	0	n.s.
Net income of the Group	**817**	**828**	**+1%**	**146**	**182**	**+25%**
Net income (Solvay share)	791	781	-1%	142	171	+20%
Total depreciation	522	593	+14%	139	205	+47%
REBITDA	1,568	1,662	+6%	339	385	+14%
Cash flow	1,339	1,421	+6%	285	386	+36%
(per share, in EUR) **Earnings per share[8]**	9.57	9.46	-1%	1.72	2.07	+20%
Net debt to equity	28%	29%	-	-	-	-

<u>*Notes on Solvay Group summary financial information*</u>

Non-recurring items amounted to EUR 31 million in 2007 compared to EUR -143 million in 2006. They include:

- On the one hand, non-recurring income, which is primarily the capital gain (EUR 151 million) booked in the 4th quarter on the sale of the caprolactones activity, the capital gains on the sale of Sofina shares (EUR 73 million) and the sale of rights to subscribe to the increase in capital of Fortis[9] (EUR 37 million), and
- On the other hand, non-recurring charges for restructuring costs in the fluorides activities announced in the 4th quarter (EUR 99 million, including EUR 65 million of non-recurring amortization) as well as, in the Pharmaceuticals Sector, for the "INSPIRE" project (EUR 59 million) and for the amortization of an asset (the odiparcil project) due to a reallocation of R&D priorities.

6 Financial statements audited by Deloitte.
7 EBIT : Earnings Before Interests and Taxes
8 Calculated on the basis of the weighted average of the number of shares outstanding, after deducting shares purchased to cover stock options, or a total of 82,669,267 shares for 2006 and 82,585,998 shares for 2007.
9 It should be recalled that Solvay chose to sell part of its subscription rights concerning an increase in capital of Fortis in order to be able to finance a partial subscription (about 2.5 million new shares).

In 2006, non-recurring charges included EUR 133 million for the INSPIRE project.

Charges on net indebtedness were stable and amounted to EUR 82 million. At the end of December 2007, about 100% of the financial debt was covered at a fixed rate of 5.4% with a duration of 7.7 years.

Income on investments represented the dividends paid by Fortis and Sofina in 2007.

Tax charges greatly increased in 2007 (+EUR 158 million) and amounted to EUR 337 million, or an average tax rate of 29%. This is principally due to the improvement in results and the one-time charge of EUR 82 million, without cash effect. In effect, following a drop in the tax rate in Germany in the 3rd quarter and in Italy in the 4th quarter, deferred tax assets were reduced, which generated this non-cash charge.

In 2007, there were no results from **discontinued activities**, while this amounted to EUR 103 million before taxes in 2006 following the sale of industrial foils.

Net income of the Group amounted to EUR 828 million compared to EUR 817 million in 2006. It improved by 25% in the 4th quarter 2007. Minority interests (EUR 47 million) increased compared to 2006 (EUR 26 million) due to the favorable trend of earnings from investments in which minority interests were present. The resulting **net earnings per share** amounted to 9.46 EUR in 2007 (compared to 9.57 EUR in 2006).

Cash flow improved 6% and amounted to EUR 1,421 million; **REBITDA** amounted to EUR 1,662 million.
Depreciation (EUR 593 million) was significantly up in 2007 taking into account non-recurring amortization linked to restructuring in Fluor activities and in Pharmaceuticals.

Total equity amounted to EUR 4,459 million at the end of December 2007, stable compared to the end of 2006. The **net debt** of the Group at the end of 2007 (EUR 1,307 million) was up slightly compared to that of December 31, 2006 (EUR 1,257 million). The increase in **working capital** compared to December 31, 2006 was the result especially of an increase in current assets at the end of 2007 taking into account the expected receipt in 2008 of the proceeds of the sale of the caprolactones activities finalized in 2007. The **net debt to equity ratio** was 29% at the end of December 2007, compared to 28% at the end of 2006. This situation reflects the Group's policy of having a sound financial situation, in line with the objective of not persistently exceeding a net debt to equity ratio of 45%.

On February 14, 2008 the Board of Directors agreed to propose to the General Shareholders' meeting of May 13, 2008 the payment of a **net dividend** of 2.20 EUR per share (2.9333 EUR gross per share), up 4.8% compared to 2006. On the basis of the share price of February 13, 2008 (83.36 EUR), this represents a gross dividend yield of 3.5% and a net dividend yield of 2.6%.
Considering the prepayment of 0.85 EUR net per share (coupon no. 81), which was paid on January 17, 2008, the balance of the dividend for 2007, 1.35 EUR net per share (coupon no. 82) will be paid on May 20, 2008. In addition it is to be noted that the Group's dividend policy consists of increasing it anytime possible and, if possible, not decreasing it. For 26 years, the dividend has gradually increased and has never been reduced.

INVESTMENTS and RESEARCH AND DEVELOPMENT

The Group is actively pursuing its strategy of sustainable and profitable growth through projects in its three sectors of activity. These are investments targeted to expand its activities and its industrial platforms in certain emerging markets such as Asia, Mercosur and Russia. That is the case, for example, with the Epicerol® process for epichlorohydrin and hydrogen peroxide in Thailand, specialty polymers in India and China or vinyls in Russia and Mercosur. It also includes projects for improvement in our energy efficiency. Simultaneously, the Group is reinforcing exploration of new promising areas in the medium term, especially in membranes for fuel cells (co-enterprise with SolviCore), organic products for electronics, lighting or photovoltaic cells (Plextronics), and nanotechnologies.

Research and Development costs **(R&D)** in **2007** reached EUR 556 million of which 75% were in the Pharmaceuticals Sector. R&D efforts from this sector amounted to EUR 415 million, or 16% of sales. The **R&D budget for 2008** is EUR 578 million, of which 75% is for the Pharmaceuticals Sector.

Investments in 2007 represented EUR 777 million compared to an initial budget of EUR 905 million. For 2008, the **investment budget** is ambitious and amounts to EUR 1,091 million. These investments permit the Group to implement a series of projects in the framework of its strategy for sustainable and profitable growth and a dynamic management of its portfolio of activities. However, the Group is carefully applying its policy of selectivity, which aims to adapt, to the extent possible, the timing of its investments with the evolution of its performance and the macroeconomic context.

RESULTS BY SEGMENT[10]

Million EUR	2006	2007	2007/2006	4th quarter 2006	4th quarter 2007	4th quarter 2007/ 4th quarter 2006
GROUP SALES	**9,399**	**9,572**	**+2%**	**2,349**	**2,366**	**+1%**
Pharmaceuticals	2,601	2,591	0%	666	656	-2%
Chemicals	2,998	3,031	+1%	743	743	0%
Plastics	3,800	3,950	+4%	940	967	+3%
Corporate and Business Support [11]	-	-	-	-	-	-
GROUP REBIT	**1,099**	**1,192**	**+9%**	**215**	**267**	**+24%**
Pharmaceuticals	451	457	+1%	86	122	+42%
Chemicals	315	345	+9%	60	69	+14%
Plastics	409	441	+8%	94	92	-2%
Corporate and Business Support[11]	-76	-51	-33%	-25	-16	-37%
GROUP REBITDA	**1,568**	**1,662**	**+6%**	**339**	**385**	**+14%**
Pharmaceuticals	554	559	+1%	115	148	+29%
Chemicals	484	508	+5%	104	109	+5%
Plastics	595	636	+7%	142	140	-1%
Corporate and Business Support [11]	-65	-40	-39%	-22	-13	-41%

10 Results by sector include results from the three sectors of the Group, as well as Corporate and Business Support
11 Non-allocated items, after more direct allocations starting in 2007.

IFRS FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

Million EUR *(except for per-share figures, in EUR)*	2006	2007	4th quarter 2006	4th quarter 2007
Sales	**9,399**	**9,572**	**2,349**	**2,366**
Cost of goods sold	-6,126	-6,242	-1,529	-1,557
Gross Margin	**3,273**	**3,330**	**820**	**808**
Commercial and administrative costs	-1,559	-1,523	-429	-391
Research and Development costs	-563	-556	-152	-129
Other operating gains and losses	-31	-44	-27	-21
Other financial gains and losses	-21	-16	+4	-1
REBIT	**1,099**	**1,192**	**216**	**267**
Non-recurring items	-143	+31	-25	12
EBIT	**956**	**1,223**	**191**	**279**
Charges on net indebtedness	-82	-82	-16	-21
Income from investments	+19	+24	0	0
Earnings before taxes	**893**	**1,165**	**175**	**258**
Income taxes	-179	-337	-29	-76
Discontinuing operations	+103	0	0	0
Net income of the Group	**817**	**828**	**146**	**182**
Minority interests	-26	-47	-4	-11
Net income (Solvay share)	**791**	**781**	**142**	**171**
Earnings per share *(in EUR)*	9.57	9.46	1.72	2.07
Diluted income per share(*) *(in EUR)*	9.52	9.40	1.71	2.06

(*) calculated on the number of shares diluted by awarded stock options

CONSOLIDATED CASH FLOW STATEMENT

Million EUR	2006	2007
EBIT	956	1,223
Depreciation, amortization and impairments	522	593
Changes in working capital	-5	-319
Changes in provisions	6	-140
Income taxes paid	-211	-238
Others	-130	-266
Cash flow from operating activities	**1,138**	**852**
Acquisition/sale of investments	172	5
Acquisition/sale of assets	-581	-433
Income from investments	19	24
Changes in financial investments	29	-46
Effect of changes in method of consolidation	3	6
Cash flow from financing activities	**-358**	**-445**
Variation of capital (increase/decrease)	-5	-19
Acquisition/sale of own shares	-7	-95
Changes in borrowings	-458	188
Changes on net indebtedness	-83	-82
Dividends paid	-227	-243
Cash flow from financing activities	**-780**	**-250**
Net change in cash and cash equivalents	**0**	**157**
Currency translation differences	-24	-15
Opening cash balance	457	433
Closing cash balance	433	575

CONSOLIDATED BALANCE SHEET

Million EUR	As of December 31, 2006	As of December 31, 2007
Non-current assets	**7,276**	**6,999**
Intangible assets	721	662
Goodwill	1,214	1,210
Tangible assets	3,869	3,885
Other investments	790	466
Deferred tax assets	506	524
Financial receivables and other non-current assets	176	252
Current assets	**3,825**	**4,180**
Inventories	1,221	1,255
Trade receivables	1,671	1,711
Income tax receivables	95	73
Other receivables	405	566
Cash and cash equivalents	433	575
Assets held for sale	0	0
TOTAL ASSETS	**11,101**	**11,180**
Total share capital	**4,456**	**4,459**
Share capital	1,271	1,271
Provisions	2,943	3,032
Minority interests	242	156
Non-current liabilities	**3,966**	**3,963**
Long-term provisions	2,271	2,085
Deferred tax liabilities	137	245
Long-term financial debt	1,503	1,565
Other non-current liabilities	55	68
Current liabilities	**2,679**	**2,758**
Short-term provisions	215	229
Short-term financial debt	188	317
Trade liabilities	1,269	1,246
Income tax payable	99	86
Other current liabilities	908	880
Liabilities associated with assets held for sale	0	0
TOTAL LIABILITIES	**11,101**	**11,180**

STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the parent								
Million EUR	Share capital	Issue premiums	Retained earnings	Treasury shares	Currency translation differences	Fair value differences	Total	Minority interests	Total equity
Book value at the end of the period (12/31/2006)	**1,271**	**18**	**3,284**	**-138**	**-420**	**200**	**4,214**	**242**	**4,456**
Net profit for the period			781				781	47	828
Income and expenses directly allocated to equity					-119	-248	-367	-39	-406
Cost of stock options			6				6		6
Dividends			-236				-236	-12	-248
Acquisition/sale of own shares				-95			-95		-95
Increase in capital							0		0
Other variations			-1				-1	-82	-83
Book value at the end of the period (12/31/2007)	**1,271**	**18**	**3,834**	**-233**	**-539**	**-48**	**4,303**	**156**	**4,459**

RESULTS BY SEGMENT[10]

Million EUR	2006	2007	2007 / 2006	4th quarter 2006	4th quarter 2007	4th quarter 2007/ 4th quarter 2006
GROUP SALES[12]	**9,992**	**10,367**	**+4%**	**2,502**	**2,614**	**+4%**
Pharmaceuticals	2,600	2,591	0%	666	656	-2%
Chemicals	3,261	3,315	+2%	813	824	+1%
Plastics	4,131	4,462	+8%	1,023	1,134	+11%
Corporate and Business Support [11]	-	-	-	-	-	-
GROUP EBIT	**956**	**1,223**	**+28%**	**191**	**279**	**+46%**
Pharmaceuticals	302	386	+28%	46	102	+122%
Chemicals	22[13]	346	n.s.	58	88	+52%
Plastics	400	426	+6%	88	85	-4%
Corporate and Business Support [11]	231[13]	64	-72%	-2	4	n.s.

12 Sales without elimination of sales between sectors

13 Mainly following the transfer of non-recurring provisions to cover the fines in Europe and the United States in the area of peroxides from non-allocated items to the Chemicals Sector.

PHARMACEUTICALS SECTOR

Strategic developments

- ***Continued strategic transformation of the Pharmaceuticals Sector***
  Filing of the registration application for SLV348[14] (a new product in the fenofibrate franchise)

  Solvay Pharmaceuticals has implemented a strategy for transforming its organization ("INSPIRE" project).

  The Sector is aiming for sales of EUR 3.2 billion and an operating margin of 20% for 2010. It is prioritizing allocation of R&D resources on two primary therapeutic areas (cardiometabolic and neuroscience), as well as the well-targeted niches of flu vaccines and pancreatic enzymes. Among other things, this includes development of SLV348, bifeprunox, flu vaccines and pardoprunox[15]. In gastroenterology and men's and women's health, its emphasis is on promoting well-established existing products. It is also focusing on geographic deployment of important products (fenofibrates, Androgel®, Creon®, Duodopa®) by establishing solid commercial structures in new markets such as Russia, Brazil, Mexico, China, India, Turkey, Poland and Australia, and to a lesser degree in Asia, Central Europe, Eastern Europe and South America.

  Solvay Pharmaceuticals also set a goal for continued improvement in efficiency, which should generate annual savings of EUR 300 million in 2010. Implementation of this program is continuing in accordance with the plan established in 2005. After integration of the national sales teams as well as the administrative and support functions in 2006, globalization of R&D functions and production continued in 2007, in line with the selection of priority therapeutic areas. This includes among others the sale of several production sites in Baudette (United States), Veenendaal (Netherlands), Kawagoe (Japan), Synkem (France) and the vitamin D activities.

  Important steps are underway in the development of the portfolio:

  - In the cardiometabolic area, Solvay Pharmaceuticals is continuing to strengthen its activities in the area of treatment of dyslipidemia.

    In 2007, Solvay and Abbott signed a co-promotion agreement in the United States for Simcor® (combination of Niaspan® and simvastatin), an Abbott molecule under review with the FDA, the launch for which is set for the first half of 2008. Results from phase-III studies were presented by Abbott to the American Heart Association in November 2007. This new agreement reinforces the long-term collaboration between Abbott and Solvay that has already produced TriCor® and other molecules being developed in the fenofibrate franchise.

    In the area of the fenofibrate franchise, the registration application for SLV348, a next-generation fenofibrate co-developed with Abbot, was filed with the US FDA by Abbott in the 4th quarter of 2007. In addition, AstraZeneca and Abbott announced the joint development and marketing in the United States of a fixed-dose product, combining Crestor® (the rosuvastatin from AstraZeneca) and SLV348; the filing for this combination product is expected to occur in 2009. Solvay is also developing several combinations of fenofibrate with other molecules.

    Results from a study, published in the Lancet[16], indicated that the fenofibrate decreased by up to 30% the need for laser treatment for eye problems in patients with type-2 diabetes.

    Following the recent publication of recommendations by EMEA[17] regarding, among other things, the indications for this class of fibrates[18] in the European Union, Solvay Pharmaceuticals feels that the current indications for its products, fenofibrates, appropriately reflect the therapeutic "risk/benefit" ratio.

---

14 Developed with Abbott, also under the name ABT335
15 International non-commercial name (« INN ») of the molecule SLV308
16 Effect of fenofibrate on the need for laser treatment for diabetic retinopathy (FIELD study): a randomised controlled trial. Keech AC. Et al. Lancet. 2007 Nov 17;370(9600):1687-97.
17 European Agency for the Evaluation of Medicinal Products
18 These are fenofibrates, gemfibrozil, bezafibrates, ciprofibrates

As already announced, Fournier Laboratories Ireland Ltd, a wholly-owned subsidiary of Solvay Pharmaceuticals, was informed that Teva Pharmaceuticals had filed an ANDA[19] with a Paragraph IV certification , for registration of a generic version of TriCor® (fenofibrate) 145 mg NFE in the United States. Solvay Pharmaceuticals, with its partners, is currently evaluating the different alternatives for action.

Two other molecules are in phase-II development: SLV319 (in co-development with BMS) and SLV320. It is to be noted finally that the application for registration of Pulzium® (treatment for arrhythmia) is continuing in Europe whereas it is under study in the United States following the "non-approvable action letter" from the FDA received at the start of 2008.

- In **neuroscience**, Solvay Pharmaceuticals and its partner Wyeth are continuing their interactions with the FDA following an action letter received in August 2007 regarding bifeprunox, an atypical antipsychotic studied for the treatment of schizophrenia and for stabilizing adult patients. It should be recalled that in its letter, the FDA indicated that bifeprunox demonstrated its effectiveness in stabilization of long-term patients, and indicated that a second positive clinical study in this indication could suffice to support a new request. The two partners are currently examining the way in which an additional study could support an indication of stabilization. In Europe, the clinical trials program with Lundbeck is continuing.

  In addition, phase-III studies for pardoprunox are continuing following the clinical trials program. Regarding Duodopa®, the first phase-III study began in the United States.

- In the area of **pancreatic enzymes** (Creon®), of note was the approvable letter received in August from the FDA, as part of the formal approval procedure of the drug in the United States. The FDA announced a two-year extension (until April 28, 2010) for marketing authorization for all products in the class of pancreatic enzymes.

- In the area of **flu vaccines**, the process for validation of the new plant for production on cellular culture is continuing. It began producing vaccines designed for clinical trials for the flu season. The process for validation will be extended through 2008 and marketing is planned as of 2009. The first clinical trials in the United States have begun in the context of the subsidy[20] granted by the US Department of Health and Human Services[21].

Key Figures

Key figures for principal products by therapeutic class

Million EUR	2006	2007	2007 /2006	2007/2006 *(at constant exchange rate)*
PHARMACEUTICALS SECTOR	**2,601**	**2,591**	0%	+3%
CARDIOMETABOLIC	**686**	**728**	+6%	+10%
Fenofibrate	413	433	+5%	+11%
Teveten®	95	106	+12%	+12%
Physiotens®	50	49	-2%	-2%
NEUROSCIENCE	**430**	**439**	+2%	+5%
Serc®	146	150	+3%	+3%
Marinol®	106	105	-1%	+8%
Luvox®	81	83	+2%	+6%
FLU VACCINES	**148**	**159**	+7%	+7%
Influvac®	118	127	+8%	+8%
PANCREATIC ENZYMES (Creon®)	**191**	**198**	+4%	+7%
GASTROENTEROLOGY	**294**	**233**	-21%	-21%
Duphalac®	85	99	+16%	+16%
Duspatal®	59	63	+7%	+7%
Pantoloc®	70	-	-	-
MEN'S AND WOMEN'S HEALTH	**599**	**627**	+5%	+11%
Androgel®	275	308	+12%	+22%
Duphaston®	74	90	+22%	+22%
Prometrium®	76	80	+5%	+14%

19 Abbreviated New Drug Application (ANDA)
20 Subsidy for the development of a flu vaccine on cellular culture and design of a production unit in the United States by 2011.
21 "HHS"

Comments

- **Sales** in the Pharmaceuticals Sector in 2007 amounted to EUR 2,591 million, comparable to 2006 despite the unfavorable impact of currency fluctuations (a negative impact of EUR 92 million), mainly the USD. At a constant exchange rate, sales would have increased by 3%.

  Sales in the United States increased by +16% in US dollars and reached USD 1.3 billion, reflecting the favorable trends of prescriptions of the principal products. In Euros, this was an increase of only 6% and exceeded EUR 900 million. Sales from emerging markets increased by 15% compared to 2006; these currently represent about 18% of total sales of the Pharmaceuticals sector.

  Sales in cardiometabolic improved by 6%. Income from fenofibrate (TriCor®, Lipanthyl®) amounted to EUR 433 million and were up 5% (+23% in the 4th quarter 2007). In the United States, sales of TriCor® 145mg NFE (USD 1.2 billion) realized by Abbott improved by 16% in USD. Income for Solvay from TriCor® increased by 21% in USD but by 11% in EUR considering the impact of the exchange rate. Outside the United States, sales of fenofibrates were significantly up in countries where they were recently launched (Australia, Turkey, etc..) but were down in countries such as France and Canada.

  In neuroscience, sales of Marinol® in its principal market, the United States, improved by 8% in US dollars but were stable in EUR.

  Sales of flu vaccines improved significantly (Influvac® +8%) compared to 2006.

  Pancreatic enzymes (Creon®) and Men's and Women's Health improved respectively by +4% and +5%. Sales of Androgel® improved by 12% and exceeded EUR 300 million. On the American market, sales were up 23% in USD and +13% in EUR.

  Growth of the principal products and expansion into certain markets (United States and emerging countries among others) compensated for the significant pressure on prices in Europe due to the increased competition from generic drugs, in particular in France (negative impact of EUR 42 million) and the loss of marketing rights to Pantoloc® in Canada (negative impact of EUR 70 million).

- The Pharmaceuticals Sector is actively pursuing its **research efforts** in the "Neuroscience" and "Cardiometabolic" areas, in particular the development of other products in the fenofibrate franchise (Tricor®/Lipanthyl®) and the expansion of the cardiometabolic franchise. Duodopa® and pardoprunox (in Phase III), were a significant part of the R&D efforts. R&D costs (EUR 415 million) represented 16% of sales in 2007 (14% in the 4th quarter 2007, or EUR 92 million).

- Implementation of a plan to improve efficiency, the **INSPIRE** project, including a savings plan of EUR 300 million by 2010, is continuing on track with the plan established in 2005. Savings of EUR 160 million per year have already been realized. These savings have in part been reinvested in activities designed to promote future growth and profitability. They also helped mitigate the effects of forced price reductions and development of generic products. Restructuring costs of EUR 59 million were recorded in 2007 (compared to EUR 133 million in 2006).

- **Operating results** (EUR 457 million) and the **operating margin** (17.6%) were comparable (+1%) to 2006. In the 4th quarter 2007, operating results (EUR 122 million) increased by 42% compared to the results from same period from last year, which were affected by the more aggressive management of stocks by the distributors and particularly sustained R&D efforts.

CHEMICALS SECTOR

Strategic developments

- ***Sustain growth and competitiveness by intensification of geographic expansion, development of specialties, continued technological innovation and targeted restructuring.***

  In 2007, technological innovation and geographic expansion were embodied in two significant developments:
  - in hydrogen peroxide, the construction of mega-plants: one underway in Belgium (230,000 tons/year, operational in 2008) and another planned in Thailand (330,000 tons/year). These are based on the new "high-productivity" technology developed by Solvay to ensure, in partnership with BASF and Dow, supply of hydrogen peroxide for a propylene oxide production unit.
  - in epichlorohydrin, startup in France of the first industrial-scale production unit (10,000 tons/year) using the new Solvay method, Epicerol® and the decision to build a second plant in Thailand with a capacity of 100,000 tons/year, between now and 2009. This new process uses glycerin derived from the biodiesel industry.

  Other geographical developments are underway including fluoride activities in Korea, and in Bulgaria the expansion of the soda ash production unit (+300,000 tons/year to 1.5 million tons) and modernization of the energy supply at the site.

  In addition, in soda ash and related specialties, debottlenecking plans were also approved in Germany and Spain. In sodium bicarbonate, aside from the growing development of new applications, capacity expansions began in 2007 in Spain and Portugal and the construction of a new unit in Italy by 2009 was approved. Finally, the new production unit for calcium chloride beads started up in Italy at the end of 2007. Part of this production is intended for sale in the Russian market through the Zirax company.

  The Chemicals Sector continued its targeted restructuring. It thus concluded the sale of the caprolactones activity in 2007, which generated a capital gain of EUR 151 million.

  In light of the intense competitive pressures in fluorinated commodities, a global reorganization plan for its industrial activities aiming to improve profitability and prospects for all of the fluorinated chemical activities generated some significant restructuring measures at five European sites in Germany, Italy and Spain.

  Finally, the organic chemistry competences in the Molecular Solutions SBU were gradually refocused and deployed in the area of sustainable technologies, especially in the development of organic products for electronics. Restructuring measures were approved by Girindus and include, among other things, the shutdown of its production site at Kuensebeck in Germany and global reorganization of its activities in 2008. Girindus intends to concentrate on and continue its development of oligonucleotides from its American site (Cincinnati).

  The Chemicals Sector is paying particular attention to developments in the energy situation and is multiplying initiatives to mitigate the effects (through technological leadership, high-performance industrial infrastructures, cogeneration units, and a strategy of supply coverage with medium- to long-term contracts). Solvay's participation in the Exelitium consortium, a group of electric-intensive industries in France pending approval by the European authorities, should provide large production sites in France with long-term energy supplies at competitive prices. In Belgium a feasibility study for a similar project is currently underway. Also, as permitted by the specific market conditions for each SBU, price increases were negotiated to compensate for high energy costs.

Key Figures

(Million EUR)	Sales			REBIT change
	2006	2007	2007 / 2006	2007 / 2006
CHEMICALS	**2,998**[22]	**3,031**[22]	**+1%**	**+9%**
"Minerals" cluster[23]	1,304	1,336	+2%	↗
"ElectroChemicals and fluor chemicals" cluster	1,130	1,103	-2%	↗
"Oxygen"[24] cluster	495	528	+7%	↗

Comments

- ***Continued growth in Chemicals activities thanks to overall favorable market conditions, despite continued high energy costs***

  The **Chemicals Sector** improved in 2007 due to the persistence of a continued favorable global balance between supply and demand. Sales in 2007 (EUR 3,031 million) were comparable (+1%) to 2006 (stable in the 4th quarter). Results (REBIT of EUR 345 million) recorded a growth of 9% compared to 2006 (+14% in the 4th quarter). The "Minerals" and "Oxygen" clusters as well as the "Electrochemistry" activities (caustic soda) continued to record excellent results. The fluor chemical commodities remained under heavy pressure and the announced restructuring is under way.

  "Minerals" cluster

  ➢ **Soda ash** activities improved due to continuing increased demand and rising prices in the context of very high energy costs. The growth of specialty derivatives of soda ash, bicarbonate in particular, continued due to the development of a portfolio of products and geographic expansion.

  "Electrochemistry and Fluor chemicals" cluster

  ➢ Results from **Electrochemistry** improved. Demand for caustic soda remained high, in particular in the paper, aluminum and chemicals sectors. Prices remained stable in 2007, at a slightly higher level than in 2006, and are holding at this level.

  ➢ **Fluoride products** results continued to be impacted by high energy costs in Europe and significant erosion of prices in the refrigerants market, linked to intensification of competitive pressure from China for Solkane® 134a, the strength of the Euro and energy costs. The first effects of restructuring are beginning to be felt. Specialty fluorides showed a more favorable evolution.

  "Oxygen" cluster

  ➢ Results from **Hydrogen Peroxide** improved due to growth in volumes in all the regions and energy costs under control. European prices are undergoing pressure from significant restructuring in the paper industry.

PLASTICS SECTOR

Strategic developments

- **Capitalizing on strengths and enriching the portfolio of activities to reduce cyclicity: acceleration of geographic expansion in Russia, Asia and South America.**

---

22 Including the Molecular Solutions SBU
23 Including the Soda Ash and associated specialties SBUs as well as Advanced Functional Minerals (combining Barium Strontium derivatives and Advanced Functional Minerals since 01/01/2007).
24 Including the Hydrogen Peroxide, Detergents and Caprolactones SBUs (the latter until 12/31/2007).

The strategy of the Plastics Sector is characterized:

- By the development of Specialties: Specialty Polymers and Inergy Automotive Systems, a 50/50 joint venture with Plastic Omnium in fuel systems. These high-value-added activities are now among the primary contributors to the Group's results.

  The Group considerably reinforced its competitive position in Specialty Polymers in order to meet the growing demand from markets such as electronics, aerospace, medical applications, automotive, etc. It is emphasizing expansion of the portfolio of products, including through acquisitions, as well as geographic expansion, in particular in Asia.
  Internal expansion projects include numerous capacity expansions (polysulfones in the United States, polytetrafluoroethylene (PTFE) in China, as well as polyvinylidene fluoride (PVDF) and polyvinylidene chloride (PVDC) in France and new applications including in the area of resins for medical implants. Acquisitions in 2006 (Mississippi Polymer Technologies (United States) and Gharda (India)) completed the portfolio of activities. They provided access to very-high-performance polymers, including PEEK, for which a commercial-scale production unit in Panoli (India) started up in the beginning of 2008.

  For Inergy Automotive Systems, developments in high-growth areas are underway (Russia, China, India, ...) and new platforms using innovative technologies were acquired.

- By strong leadership on three continents (Europe, Mercosur and Southeast Asia), targeted growth and continuous reinforcement of competitiveness in the Vinyls activities.

  SolVin (a joint venture held 75% by Solvay and 25% by BASF) took a significant step in its geographic development by recently concluding a 50/50 joint venture with Sibur, a subsidiary of Gazprom, for the construction in Russia, by 2010, of the first entirely integrated plant with a nominal capacity of 330,000 tons of PVC, in the framework of a world-class unit of 510,000 tons. Also, Solvin's competitive position in Europe was further reinforced with the modernization of its production unit at Tavaux (France). Finally, due to the growth in demand in Europe, it was decided to increase capacity at the site of Jemeppe (Belgium) from 400,000 tons/year to 475,000 tons/year by 2009.

  The Thai subsidiary, Vinythai, confirmed its intention of achieving over time a very competitive integrated position (400,000 tons/year) in the region through, among other things, an expansion of 80,000 tons/year of PVC planned for mid-2008.

  In South America, modernization and capacity expansions in chlorine, caustic soda, VCM and PVC are continuing in Brazil, with a first phase scheduled for mid-2008. The second phase, scheduled for startup in mid-2009, will provide an integrated capacity of 360,000 tons/year of PVC and is characterized by the production of ethylene through bioethanol. In addition, Solvay Indupa is doing a feasibility study in Argentina for a project offering a reliable supply of electricity through cogeneration.

  Southeast Asia, Mercosur and henceforth Russia constitute, along with Europe, significant areas of growth for the Vinyls activities.

  Pipelife (a 50/50 joint venture with Wienerberger in pipes and fittings), with a strong presence in Central Europe, reinforced its position in the high-value-added plumbing markets with the acquisition of Quality Plastics in April 2007. It also reinforced its growth in Eastern Europe with startup of a plant in Russia for production of pipe systems for water distribution, sewer networks and domestic applications.

Finally, the sale of Solvay Engineered Polymers (polypropylene compounds) to Basell is proceeding as announced and should be concluded in the first quarter of 2008.

Key figures

(Million EUR)	Sales			REBIT Change
	2006	2007	2007/2006	2007/2006
PLASTICS	**3,800**	**3,950**	**+4%**	**+8%**
Specialties[25]	1,712	1,737	+1%	➚
Vinyls[26]	2,088	2,213	+6%	➚

25 Including the Specialty Polymers SBUs and Inergy Automotive Systems (fuel systems)
26 Including Vinyls SBUs and Pipelife (pipes and fittings)

Comments

- ***Continued growth in "Vinyls" and " Specialties" clusters***

The **Plastics Sector** again showed improvement due to the excellent performance of two of its activities ("Specialties" and "Vinyls"). Sales increased by 4% in 2007 (+3% in the 4th quarter 2007) and reached EUR 3,950 million. Results (REBIT of EUR 441 million) increased by 8% despite the unfavorable effects of USD and JPY exchange rates, mainly impacting Specialty Polymers. In the 4th quarter, the overall business context remained favorable, especially in Specialties. For Vinyls, the seasonal slowdown in Europe was more marked in the 4th quarter 2007 compared to the same period in 2006.

"Specialties Cluster"

> **Specialty Polymers** recorded volume growth of 8% in 2007 and greater than 10% for high-performance polymers. Demand was sustained in the high-added-value markets such as semi-conductors, consumer electronics, medical applications and water treatment. Sales improved in Asia, where activities were reinforced (13% of 2007 sales). However, the unfavorable evolution of the USD and JPY exchange rates limited sales growth. Results continued to improve compared to the very good level reached in 2006 despite those unfavorable exchange rate effects, the sustained R&D efforts (5% of sales) and the startup costs for several new production units established to meet the demand for new high-performance polymers.

Results from **Inergy Automotive Systems** in 2007 improved compared to those for 2006 due to continuing improved competitiveness and industrial redeployment (especially the shutdown of a plant in Japan in 2007 as well as one in Canada planned between now and mid-2008). Total volumes (13 million fuel systems) are comparable (-1%) to 2006, considering the considerable slowdown from customers in NAFTA, Western Europe and Japan whereas production in Eastern Europe improved significantly. In addition to the successful startup in China and construction of a new site in Russia, Inergy received numerous orders for new models.

"Vinyls Cluster"

> Results from **Vinyls** improved compared to the excellent levels achieved over these past three years. Compared to 2006, improvements in 2007 were the result of overall better spreads, growth in worldwide demand (+5%), in particular in China, India, Mercosur, Russia and the Middle East, and a reinforced competitive position.
In Europe, results improved in 2007. Demand remained good despite the seasonal slowdown at the end of the year. PVC prices gradually increased after the summer in order to compensate, if only partially, for the significant rises in ethylene prices.
In the Mercosur, demand remained strong (+15% on average) and capacity expansions underway will reinforce development and results from this region.
In Asia, Chinese competition underwent cost increases which reduced its export competitiveness, which helped improve our results. Prospects there remain favorable overall.

Results from **Pipelife** (pipes and fittings) were up in 2007, due to increased volumes everywhere in Europe, and in particular in Central Europe, Scandinavia and the Baltic countries. Development of the range of products, in part through the acquisition of Quality Plastics in Ireland in April 2007, geographic expansion and measures targeted to reinforce competitiveness also contributed to these performances.

* * * *

COMMENTS

1. Audited Books.

Deloitte certified the consolidated annual accounts as of December 31, 2007 without reservations, and confirmed that the accounting information reproduced in this press release is accurate and in accord with these annual accounts. The full report of the Statutory auditor on the annual consolidated financial information will be available in the 2007 annual report which will be published on Internet (www.solvay-investors.com) at the end of March 2008.

The financial statements have been prepared in accordance with IFRS standards as currently adopted by the European Union. These standards have not impacted the current account period or the comparative one. The main changes in the scope of consolidation between 2006 and 2007 were : the sale of Caprolactones as of 31 December 2007, the acquisition of Quality Plastics Ireland by Pipelife in April 2007, and, during the course of the year, the increase of our share in Peroxythai (from 83.8% to 100 %) and in Solvay Sisecam (from 71.3 % to 75 %).

2. Content.

This press release contains regulated information and is prepared in accordance with IAS 34 standard.
A risk management analysis is included in the annual report available on Internet (www.solvay-investors.com).

3. Main exchange rates.

		Closing		Average	
1 Euro =		2006	2007	2006	2007
Pound Sterling	GBP	0.67	0.73	0.68	0.68
US dollar	USD	1.32	1.47	1.26	1.37
Argentine peso	ARS	4.05	4.63	3.86	4.27
Brazilian real	BRL	2.81	2.62	2.73	2.66
Thai baht	THB	46.77	43.8	47.58	44.43
Japanese yen	JPY	156.93	164.93	146.03	161.25

4. Solvay Shares.

	2006	2007
Number of shares issued at the end of the period	84,701,133	84,701,133
Average number of shares for IFRS calculation of earnings per share	82,669,267	82,585,998
Average number of shares for IFRS calculation of diluted income per share	83,105,579	83,054,100

* * * *

Key dates for financial communications

- End of March 2008: publication of 2007 annual report on www.solvay-investors.com.
- Tuesday, May 13, 2008: first-quarter results for 2008 (at 1:00 PM) and General and Extraordinary Shareholders' meetings (at 2:00 PM)
- Tuesday, May 20, 2008: payment of balance of dividend for 2007 (coupon No. 82)
- Thursday, July 31, 2008: six-month results for 2008 (at 7:30 AM)
- Thursday, October 30, 2008: nine-month results for 2008 and announcement of prepayment of dividend for 2008 (payable in January 2009, coupon No. 83) (at 7:30 AM)
- Mid-February 2009: Annual results for 2008 (at 7:30 AM)

To obtain additional information:

Martial TARDY
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail: martial.tard@solvay.com
Internet: www.solvaypress.com

Patrick VERELST
Deputy Investor Relations
SOLVAY S.A.
Tel: 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Solvay Investor Relations
SOLVAY S.A.
Tel: 32-2-509.60.16
E-mail: investor.relations@solvay.com

* * * *

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 28,300 people in 50 countries. In 2007, the Group's consolidated sales amounted to EUR 9.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext in Brussels.

* * * *

Dit persbericht is ook in het Nederlands beschikbaar – Ce communiqué de presse est aussi disponible en français

SOLVAY

PRESS RELEASE

82-2691

Embargo: February 1, 2008 at 8:30 AM (Brussels Time)

SALE OF SOLVAY'S CAPROLACTONES BUSINESS TO PERSTORP CONFIRMED

Transaction Received European Commission Antitrust Clearance

Solvay confirms the sale of its entire Caprolactones business to the Perstorp Group of Sweden, following approval by the European Commission in early January 2008. The transaction was initially announced last October (See press release dated October. 15, 2007).

The European Commission concluded that the deal would not distort competition within the European Union, since Perstorp has no Caprolactone production facilities. The EC also found that limited vertical integration with some existing Perstorp activities would have no anti-competitive consequences.

The transaction was accounted for in the fourth quarter 2007 Group accounts. The price for the transaction is EUR 200 million before taxes. This transaction generated a capital gain, which was recorded as non-recurring profit. Furthermore, important non-recurring charges have been booked in relation to previously announced reorganizations and restructurings – particularly in the fluorinated chemicals activities (see press release dated October 29, 2007). On balance, the impact of these items on the net 2007 income of the Group will be limited.

The activities concerned serve clients worldwide, from a manufacturing site located in Warrington (United Kingdom) and generated a turnover of about EUR 60 million in 2006 with 65 employees. Perstorp has recently announced that it intends to expand the plant's capacity.

PERSTORP is a Swedish-based specialty chemical company, world leader in the production of oxo chemicals and polyols, derived mainly from propylene and methanol. Perstorp's products are used in the aerospace, marine, coatings, chemicals, plastics, engineering and construction industries. Perstorp currently employs approximately 1,800 people and has manufacturing units in ten countries in Asia, Europe, North and South America. In 2006, Perstorp achieved revenues of EUR 780 million. Details are available at www.perstorp.com

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :
MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Notes to the Editors:

Caprolactone: The existing portfolio of Caprolactones products marketed by Solvay under the CAPA® brand includes a wide range of commercial products used in applications such as paints & coatings, thermoplastic polyurethanes, adhesives, cast elastomers as well as in different solutions for the automotive, aerospace, medical and shoe industries.

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

SOLVAY

PRESS RELEASE

82-2691

Embargo: January 23, 2008 at 6:00 PM (Brussels Time)

FOURNIER LABORATORIES IRELAND LTD WAS INFORMED OF ANDA FILING FOR GENERIC TRICOR® IN THE USA

An Attempt to Seek Approval for a Generic Version of TriCor® 145mg NFE Tablets

Fournier Laboratories Ireland Ltd, a wholly-owned subsidiary of Solvay Pharmaceuticals, was informed by Teva Pharmaceuticals that it has filed an ANDA - Abbreviated New Drug Application - with a Paragraph IV certification, seeking the approval of a generic version of TriCor® (fenofibrate) 145mg NFE tablets in the United States.

The Paragraph IV certification procedure challenges a number of US patents relating to TriCor® which run through the next decade.

Such procedures are not unusual for branded products in the United States.

Fournier Laboratories Ireland Ltd. remains fully committed to its fenofibrate franchise and is currently evaluating its options.

Solvay Pharmaceuticals is a research driven group of companies that constitute the global pharmaceutical business of the Solvay Group. The company seeks to fulfil carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology, and men's and women's health. Its 2006 sales were EUR 2.6 billion and it employs approximately 10,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact:

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail: martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

WERNER VAN DEN EYNDE, MD
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS B.V.
Tel: 32 2 509 62 27
E-mail: werner.vandeneynde@solvay.com
Internet: www.solvaypharmaceuticals.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

SOLVAY

PRESS RELEASE

82-26891

Embargo: December 14, 2007 at 8:30 AM (Brussels time)

SOLVAY INDUPA WILL PRODUCE BIOETHANOL-BASED VINYL IN BRASIL & CONSIDERS STATE-OF-THE-ART POWER GENERATION IN ARGENTINA

Polyvinyl chloride (PVC) Derived from Sugar Cane and Salt

Solvay announces today that the Board of its affiliate Solvay Indupa has approved a further USD 135 million investment program to expand and increase the competitiveness of its vinyls production plant of Santo Andre, Brazil. This second stage of expansion, following the plan announced in August 2006, comprises the creation of an integrated plant to produce ethylene with ethanol originating from sugar cane. Ethylene is one of the two main feedstocks needed to manufacture polyvinyl chloride (PVC) - together with chlorine, which is produced through a salt-based electrolysis process.

Santo Andre would be the first industrial project in the Americas implementing renewable resources for the production of PVC. This innovation will prevent the emission of large quantities of $C0_2$ into the atmosphere.

Solvay Indupa's ambition is to complete the expansion of Santo Andre by 2010. The plant would then have an installed capacity of 360,000 tons/year of PVC; 360,000 tons /year of vinyl chloride monomer (VCM), 235,000 tons/year of Caustic Soda and 60,000 tons/year of bio-ethylene.

Solvay Indupa is also studying with Argentinean energy group Albanesi S.A. the construction of a 165 megawatt combined cycle electrical power plant on Solvay Indupa's site in Bahia Blanca, Argentina. The project would require an investment of USD 135 million and would provide for a reliable and competitive coverage of the site's entire energy needs.

In order to finance these investments, Solvay Indupa is considering a capital increase of approximately USD 130 million, to be placed in local and international capital markets through Brazilian Depositary Receipts (BDRs) at the São Paulo Stock Exchange (Bovespa).

"Latin American markets are among the most promising targets of our geographical expansion," commented Jacques van Rijckevorsel, General Manager of the Plastics Sector, Solvay. "Demand for vinyl products is experiencing continued and dynamic growth there. With these ambitious expansion plans, Solvay Indupa will be at the leading edge of competitiveness and innovation to serve the fast-growing Latin American economies with sustainable vinyl material," added Jacques van Rijckevorsel.

The Solvay group is one of the world's leading vinyls producer, ranking second in Europe and third globally. In addition to SolVin, its joint venture with BASF in Europe, the Group's activities in PVC and other products of the vinyl chain span across Asia and Latin America, through the affiliates Vinythai in Thailand and Solvay Indupa in Argentina and Brazil.

Solvay Indupa, a company of the Solvay group, is one of the most important petrochemical companies in the Mercosur. Its main products are PVC resins and Caustic Soda. Solvay Indupa has its main offices in Buenos Aires, Argentina and two industrial sites: in Bahía Blanca (Argentina) and Santo André (Brazil). Solvay holds 70.1% of Solvay Indupa, which is listed on the Buenos Aires stock market.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français -- Dit persbericht is ook in het Nederlands beschikbaar

Embargo: November 29, 2007 at 3:30 PM (Brussels Time)

SOLVAY SIGNS AGREEMENT TO SELL POLYPROPELENE COMPOUNDING ACTIVITY TO BASELL

Focusing on activities where the Group has better opportunities to create business value

Solvay announces today that it has signed a Stock Purchase Agreement with Basell to sell the latter 100% of its subsidiary Solvay Engineered Polymers (SEP), a leading supplier of polypropylene compounds. Pending relevant regulatory approval, the transaction is expected to be completed early in 2008.

SEP, which is essentially active in the North American Free Trade Agreement (NAFTA) region, has operations in Mansfield and Grand Prairie, Texas, as well as in Auburn Hills, Michigan. The company is also represented in Europe and China through sales offices. The annual sales of SEP account for less than 2% of the turnover of the Solvay group.

Solvay is committed to the development and manufacturing of specialty polymers, in a drive to offer the world's broadest range of high performance and ultra-high performance materials. However, the strategic fit of SEP's polypropylene compounding activities has become limited within Solvay's Plastics Sector because, among other reasons, the Group completed the divestiture of its polypropylene resin production in 2001.

"Over the past years, SEP has made great progress in expanding its product and application range," commented Vincenzo Morici, General Manager of the Specialty Polymers Strategic Business Unit, Solvay. "Joining Basell is now the right way forward for SEP, as it will provide the company with upstream integration into key raw materials, and access to complementary technologies and market segments. We strongly believe that Basell will reinforce the technological capabilities of SEP in the polypropylene compounding business," Morici added.

"The acquisition of Solvay Engineered Polymers will complement Basell's existing Polymer-based Composite Materials and Alloys (PCMA) business in North America and by combining these businesses, we will be better positioned to serve our customers in this region with products that meet their needs," said Paul Yeates, President of Basell Advanced Polyolefins. "In addition, there will be an excellent opportunity to learn from one another and combine each other's application and product-development strengths."

BASELL is the world's largest producer of advanced polyolefins and polypropylene; a leading supplier of polyethylene and catalysts, and one of the industry leaders in licensing polypropylene and polyethylene processes, including providing technical services for its proprietary technologies. Basell, together with its joint ventures, has manufacturing facilities in 19 countries and sells products in more than 120 countries. Basell had sales of approximately $13 billion in 2006. Basell is privately owned by Access Industries. (www.basell.com)

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Embargo: November 30, 2007 at 12:45 PM (Brussels Time)

SOLVAY SCIENCE FOR INNOVATION CONFERENCE FOCUSES ON THE CREATION OF NOVEL, COMPLEX MATERIALS

Nobel Prize Winners Lehn and Laughlin Address Solvay Researchers

Lectures by Jean-Marie Lehn (Nobel Prize Laureate in Chemistry, 1987) and Robert B. Laughlin (Nobel Prize Laureate in Physics, 1998) today concluded a three-day Solvay Science for Innovation conference, which focused on "Building up complex materials: from nanoscale to end-use properties." The conference, which was the third of its kind organized within Solvay, mustered more than 150 of the Group's high level experts and researchers from Europe, the United States and Asia as well as some 30 representatives of the international scientific community. The event was initiated by Solvay's Material Science Community, which fosters scientific emulation and cross-fertilization between Solvay's worldwide research centers and between the Group's different sectors of activity - Chemicals, Plastics and Pharmaceuticals.

The objective of the latest Solvay Science for Innovation conference was to understand the various links between nanoscale building blocks and the properties of end-use Solvay materials and products. Science for Innovation conferences form part of Solvay's innovation strategy, which seeks to identify new sources for sustainable and profitable growth. Among others, Solvay's exploratory research in nanoscience currently includes projects focusing on:

- Materials for the next-generation very high resolution, high contrast thin film transistor liquid crystal display (TFT-LCD) screens;
- The improvement of bioavailability of active substances, for medicines which would be better assimilated by the human body, with consequently possibly improved therapeutic benefits;
- Specialty polymers to manufacture biosensors – i.e. devices capable of translating a biological event into an electric pulse, such as for instance blood glucose biosensors for diabetics;
- Further improvement in the physical and chemical properties of materials; development of new properties.

The Solvay Science for Innovation conference also specifically addressed the issue of possible health risks related to the implementation of nanotechnologies.

Solvay employs some 3,000 people in its Research and Development centers, located in Europe, North America and Asia. The Group's total R&D investment in 2007 is expected to reach EUR 556 million. Solvay also operates a New Business Development (NBD) unit, whose mission is to explore new technologies, products and markets, where Solvay's expertise could generate economical solutions for sustainable development challenges. Sustainable energy and organic electronics are Solvay's most important NBD platforms today; recent developments include significant initiatives in the areas of printed electronics and fuel cells.

"Innovation is the cornerstone of our strategy to generate growth and to ensure competitiveness," said Jacques van Rijckevorsel, Member of the Executive Committee, General Manager of the Plastics Sector and Group Innovation Sponsor. The Solvay Science for Innovation conference illustrates the vitality of our R&D activities and allows us to generate positive synergies between our different sectors of activity. It is also a continuation of Solvay's long-standing tradition of promoting advancement through science," van Rijckevorsel.

.../...

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

The International Solvay Institutes for Physics and Chemistry are simultaneously hosting a 21st Solvay Conference on Chemistry, from November 28 to December 1, 2007 in Brussels, on the topic of "Molecular Machines". A public event with Jean-Marie Lehn is scheduled in this context on December 2. For further information, go to (www.solvayinstitutes.be). The Solvay Institutes and the Solvay company have the same founder – Ernest Solvay – but are separate entities. When he created the Institutes and initiated the conferences which bear his name, Ernest Solvay sought to encourage pioneering fundamental research. In 1911, the very first "Conseil Solvay" assembled the most famous chemists and physicists of the day, including Marie Curie, Albert Einstein, Max Planck, Ernest Rutherford, Henri Poincaré and Maurice de Broglie.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

SOLVAY

PRESS RELEASE

82-26881

Embargo: November 7, 2007 at 8:30 AM (Brussels Time)

NEW CLINICAL DATA SHOW SOLVAY'S FENOFIBRATE CUTS RISK OF MAIN CAUSES OF VISION LOSS IN PATIENTS WITH TYPE 2 DIABETES

Fenofibrate offers opportunity to protect patients from most serious consequences of type 2 diabetes

SOLVAY welcomes the publication of the results of a study showing that fenofibrate, its product line in dyslipidemia (control of cholesterol and triglycerides), significantly reduces the need for treatment of the main causes of vision loss in patients with type 2 diabetes. The study shows that fenofibrate decreases the need for laser therapy for diabetic eye disease by more than 30 percent. These important, new results were published online in the *Lancet* (www.thelancet.com) yesterday by investigators from the Fenofibrate Intervention and Event Lowering in Diabetes (FIELD) study. Principal investigator of the study is Professor Anthony Keech of the University of Sydney (Australia).

In addition to reducing the need for laser therapy in the overall population, fenofibrate showed, in a substudy of approximately 1,000 patients with preexisting eye disease, a significant reduction in the progression of this disease.

Eye disease, including diabetic retinopathy and macular oedema, affects up to 50 million of the 200 million people with diabetes worldwide. After about 10 years of diabetes, a substantial proportion of patients will experience clinically significant changes in their vision.

Additional results from the main FIELD study show that fenofibrate significantly decreased the risk of non-traumatic amputations. Earlier data demonstrated that fenofibrate also significantly reduces microalbuminuria, a marker of the risk of progressive renal disease.

For detailed information, visit the FIELD website at www.fieldstudy.info.

Solvay Pharmaceuticals is a research driven group of companies that constitute the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology, and men's and women's health. Its 2006 sales were EUR 2.6 billion and it employs approximately 10,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

For further information please contact:

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail: martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Dr WERNER VAN DEN EYNDE
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS B.V.
Tel: 32 2 509 62 27
E-mail: werner.vandeneynde@solvay.com
Internet: www.solvaypharmaceuticals.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

SOLVAY

PRESS RELEASE

82-2691

Embargo: October 29, 2007 at 5:40 PM (Brussels Time)

SOLVAY TAKES STEPS TO RESUME GROWTH AND RESTORE COMPETITIVENESS OF ITS FLUOR CHEMICALS BUSINESS

Focusing on high value added specialties, downsizing production of commodities

Solvay announces today that it is taking steps to further focus its Fluor Chemicals business on high value added specialties, while scaling down its activities in refrigerant gases. The market for these commodity products is affected by adverse developments, including a surge in low-cost competition from Asian manufacturers. Solvay has entered into the relevant social procedures and will consider all feasible solutions -including early retirement, reassignment to other jobs and locations - to alleviate the social impact of the reorganization which is planned in Germany, Italy and Spain.

Solvay is a global leader for a number of high value added fluorinated chemical specialties, such as fluorides used in aluminum brazing; sulphur hexafluoride for insulation of mid- and high- voltage technology; Solkane® 365 as foaming agent for advanced Polyurethane insulation materials; propellant gases for medical sprays; and Iodine pentafluoride, which allows, among other applications, the production of innovative all-weather-clothing. In its drive to further expand its portfolio of sophisticated products, Solvay has just launched an innovative fluorinated specialty capable of extending the lifetime of lithium ion batteries and developed customized solutions for high-end industrial cleaning applications.

"In the future, we will put a stronger focus on fluorinated specialties requiring a lot of know-how and generating high added value, rather than on mass production which can be done at lower cost outside Europe," said Bernd Wilkes, General Manager of the Strategic Business Unit Fluor. "With this reorganization, we want to ensure the future viability of Solvay's Fluor business. We firmly believe in the success of the currently initiated process," Wilkes said.

"Large quantities of fluorinated products, in particular for refrigerants in automotive air-conditioning systems, have been flowing out of the Far East onto the global markets, since 2006," explained Wilkes. "As a consequence, over the last 18 months, we have seen a severe drop in volumes and prices for our refrigerant products, while production costs increased significantly," added Wilkes. The competitiveness and sales of these products were also affected by high energy prices, the strength of the Euro and the accelerated phasing out of fluorinated refrigerant gases induced by European regulations.

Solvay is planning a significant reorganization of its Fluor chemicals activities, which would decrease employment by a total of around 250 jobs on five sites - Hannover, Bad Wimpfen, Frankfurt (Germany), Porto Marghera, (Italy), and Tarragona (Spain). Solvay Fluor currently employs a total of some 730 staff on these sites.

Solvay will remain true to its values, which include respect for people, as it implements this indispensable reorganization to restore the competitiveness and foster the growth of its fluorinated chemicals activities.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

For further information please contact :
MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

END